MILLBURN RIDGEFIELD CORPORATION

May 20, 2011

VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Millburn Multi-Markets Fund L.P. (the “Registrant”) — Amendment No. 2 to Form 10 Filed May 20, 2011 (File No. 000-54028)

Dear Ms. Barros:

In connection with the Millburn Multi-Markets Fund L.P. (the “Registrant”) Amendment No. 2 to Form 10 filed May 20, 2011 (File No. 000-54028) and the Staff’s comment letter dated September 22, 2010, Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Millburn Multi-Markets Fund L.P.

By: Millburn Ridgefield Corporation,
its General Partner

By:	/s/ Gregg Buckbinder
Name: Gregg Buckbinder
Title: Chief Operating Officer